

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2014

Via E-mail
Lewis Cirne, CEO
New Relic, Inc.
188 Spear Street, Suite 1200
San Francisco, CA 94105

Re: **New Relic, Inc.**
Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
Submitted June 4, 2014
CIK No. 0001448056

Dear Mr. Cirne:

We have reviewed your second confidential draft registration statement and have the following comments. References to prior comments are to those in our letter dated May 21, 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 39

1.   We note the disclosures added on page 40 in response to prior comment 16 regarding your international operations. As it appears a significant amount of revenue was generated outside of the United States, please further revise your disclosures to quantify such amounts, consistent with your disclosures added on page F-24. Also please expand your disclosures in the results of operations to incorporate the impact of your international operations on the change in revenue for each period presented. We refer you to Section III.B of SEC Release No. 33-8350.

Our Customers, page 70

2.   We note your response to prior comment 17. Please clarify in this section how you define "customer." For example, disclose if each business account represents a single customer.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
Craig D, Jacoby, Esq.
Cooley LLP